April 13, 2005

via U.S. mail and facsimile

Mr. Robert L. Laurent Jr., Chief Financial Officer
Fedders Corporation
505 Martinsville Road
Liberty Corner, NJ 07938-0813

	Re:	Item 4.02 Form 8-K
	Filed:	November 2, 2004
	File No. 1-08831

Dear Mr. Laurent:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

Form 10-Q/A for the Quarter Ended June 30, 2004

Controls and Procedures, page 26

1.	In light of your restatement resulting from a material
weakness
over the recording of sales returns as presented in your Form 10-Q/A filed on November 29, 2004, tell us in reasonable detail the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

*    *    *    *

      Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.

							Sincerely,



							John Cash
							Accounting Branch Chief
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Mr. Robert L. Laurent Jr.
April 13, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE